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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   1  )*
                                           -----


                      Objective Systems Integrators, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.001 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  674424 10 6
                   -----------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  1 of 6 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 674424 10 6                 13G                PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard G. Vento

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Nevada

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            6,150,569

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING              6,150,569

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
       6,150,569

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      18.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                  2 of 6 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 674424 10 6                 13G                PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

ITEM 1.
     (a) Name of Issuer:  Objective Systems Integrators, Inc.

     (b) Address of Issuer's Principal Executive Offices: 100 Blue Ravine Road Folsom, CA 95630

ITEM 2.
     (a) Name of Person Filing: This statement is being filed by Richard G. Vento (the "Reporting Person"). The shares of Common Stock indicated in No. 9 on page 2 of this statement are hereinafter referred to as "the Reported Shares." Reporting Person is the manager of Vento L.L.C., Nicole Vento L.L.C., Renee Vento L.L.C., and Gail Vento L.L.C., Colorado limited liability companies (the "LLCs"), and shares voting and investment power over the shares of Common Stock held by the LLCs.

         Vento L.L.C. beneficially owns 2,308,986 shares of Common Stock, Nicole Vento L.L.C. beneficially owns 1,267,326 shares of Common Stock, Renee Vento L.L.C. beneficially owns 1,267,326 shares of Common Stock and Gail Vento L.L.C. beneficially owns 1,267,326 shares of the Common Stock. The LLCs' beneficial ownership of those shares is direct.
         The Reporting Person beneficially owns by direct ownership
         39,605 shares of the Common Stock (the "Direct Shares"). Reporting Person's beneficial ownership of the remainder of the Common Stock is indirect as a result of his control of the LLCs. The beneficial ownership of Reporting Person is reported because Rule 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period.
         The answers in blocks 6, 8, 9 and 11 on page 2 above and in response to item 4 by Reporting Person are given on the basis of the Reporting Person's direct ownership of the Direct Shares as well as on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by the LLCs and the relationship of Reporting Person to the LLCs referred to above.

     (b) Address of Principal Business Office or, if none, Residence

         Reporting Person's Principal Business office is located at: 865 Tahoe Blvd., Suite 203, Incline Village, NV 89451

                                  3 of 6 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 674424 10 6                 13G                PAGE 4 OF 6 PAGES
-----------------------                                  ---------------------

         LLCs' Principal Business office is located at: 2676 West Alamo Avenue, Littleton, CO 80120

     (c) Citizenship:

         Reporting Person is a United States citizen.

         The LLCs are Colorado limited liability companies.

     (d) Title of Class of Securities:  Common Stock, $.001 par value

     (e) CUSIP Number:  674424 10 6


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

     (a)        [_]     Broker or Dealer registered under Section 15 of the Act

     (b)        [_]     Bank as defined in section 3(a)(6) of the Act

     (c)        [_]     Insurance Company as defined in section 3(a)(19) of the
                        Act

     (d)        [_]     Investment Company registered under section 8 of the
                        Investment Company Act

     (e)        [_]     Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940

     (f)        [_]     Employee Benefit Plan, Pension Fund which is subject to
                        the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund, see (S)240.13d-
                        1(b)(1)(ii)(F)

     (g)        [_]     Parent Holding Company, in accordance with (S)240.13d-
                        1(b)(ii)(G) (Note: See Item 7)

     (h)        [_]     Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

     (a) Amount Beneficially Owned: Reporting Person indirectly owns 6,110,964 shares of Common Stock and directly owns 39,605 shares of Common Stock. (1)

     (b)    Percent of Class:  18.0%

     (c)    Number of shares as to which such person has:


__________
(1) Excludes 39,605 shares of Common Stock beneficially owned by spouse of Reporting Person of which Reporting Person disclaims beneficial ownership.


                                  4 of 6 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 674424 10 6                 13G                PAGE 5 OF 6 PAGES
-----------------------                                  ---------------------

    (i)    sole power to vote or to direct the vote:  6,150,569*

   (ii)    shared power to vote or to direct the vote:  -0-

  (iii)    sole power to dispose or direct the disposition of: 6,150,569*

   (iv)    shared power to dispose or direct the disposition of: -0-

           *SEE ITEM 2 FOR THE ENTITIES IN WHICH THE SHARES ARE HELD.


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [_].


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

                                  5 of 6 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 674424 10 6                 13G                PAGE 6 OF 6 PAGES
-----------------------                                  ---------------------

ITEM 10.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     January 28, 1998
                                     ---------------------------------------
                                                     Date


                                     /s/ Richard G. Vento
                                     ---------------------------------------
                                                     Signature


                                     Richard G. Vento/Co-Chief Executive Officer
                                     -------------------------------------------
                                                     Name/Title

                                  6 of 6 Pages